THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

October 22, 2007

Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Jesters Resources, Inc.
Form SB-2 Registration Statement
File No. 333-146401

Dear Ms. Parker:

     In response to your comment letter dated October 19, 2007, please be advised as follows:

Risk Factors

     1. The risk factor regarding Mr. McLeod has been provided.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

cc: Jesters Resources, Inc.